

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Lisa Murison
Secretary and General Counsel
Bird Global, Inc.
406 Broadway, Suite 369
Santa Monica, California 90401

Re: Bird Global, Inc.
Registration Statement on Form S-1
Filed November 17, 2021
File No. 333-261137

Dear Ms. Murison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Rachel Sheridan